SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)


                                STORAGE USA, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   861907 10 3
                                 (CUSIP Number)


                                JEFFREY A. COZAD
                          SECURITY CAPITAL U.S. REALTY
                                69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note: Six copies of this statement, including all
             exhibits, should be filed with the Commission. See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 6 Pages

 CUSIP No. 861907 10 3             13D                 Page 2 of 6 Pages


1    NAME OF PERSON
      SECURITY CAPITAL U.S. REALTY
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) / /

      (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
      BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)/  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG

                          7    SOLE VOTING POWER
     NUMBER OF                 11,491,954
     SHARES
     BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                  -0-
     EACH
     REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                    11,491,954
     WITH
                          10   SHARED DISPOSITIVE POWER
                               -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,491,954

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*/  /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      41.5%

14  TYPE OF PERSON REPORTING*
      CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT

   CUSIP No. 861907 10 3          13D             Page 3 of 6 Pages


1     NAME OF PERSON
      SECURITY CAPITAL HOLDINGS S.A.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) / /

      (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
      BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)/  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG

                          7    SOLE VOTING POWER
     NUMBER OF                 11,491,954
     SHARES
     BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                  -0-
     EACH
     REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                    11,491,954
     WITH
                          10   SHARED DISPOSITIVE POWER
                               -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,491,954

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*/  /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      41.5%

14  TYPE OF PERSON REPORTING*
      CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 10 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D originally filed on March 8, 1996 (as previously amended, the "Schedule 13D").

          This Amendment No. 10 is filed to report the acquisition of certain shares of Common Stock since January 7, 1998. A schedule identifying all stock market transactions involving shares of Common Stock effected by USRealty since January 7, 1998 is included as Annex A hereto which is incorporated by reference herein. The funds used by USRealty to purchase such shares were obtained from drawdowns under the Facility Agreement.

ITEM 1.  SECURITY AND ISSUER.

          No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No material change except as set forth above.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No material change.

ITEM 4.   PURPOSE OF TRANSACTION.

          No material change except as set forth above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          No material change.

          To the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons other than as disclosed by the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change except as described above.


                               Page 4 of 6 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No additional exhibits are being filed with this Amendment No. 10.






























                               Page 5 of 6 Pages

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                               SECURITY CAPITAL U.S. REALTY



                               By: /s/ Jeffrey A. Cozad
                                  -------------------------
                                  Jeffrey A. Cozad
                                  Managing Director



                               SECURITY CAPITAL HOLDINGS S.A.



                               By: /s/ Jeffrey A. Cozad
                                  -------------------------
                                  Jeffrey A. Cozad
                                  Managing Director

March 13, 1998

                                                                         ANNEX A



              Recent Stock Market Transactions in the Common Stock
                            by the Reporting Persons



All of the transactions described below were effected in stock market transactions. The price per share for such transactions includes commissions (if any).

DATE OF                    NUMBER OF               PRICE
TRANSACTION            SHARES PURCHASED            PER SHARE
-----------            ----------------            ---------

1/8/98                      3,700                   $40.00

1/9/98                    100,000                   $40.06

1/13/98                    15,000                   $39.81

1/14/98                    10,000                   $40.04

1/15/98                    32,000                   $39.97

2/4/98                     71,000                   $39.25

2/5/98                     40,000                   $39.51

2/9/98                     20,000                   $39.81

2/10/98                    25,000                   $39.87

2/12/98                   250,000                   $39.31

2/13/98                   172,700                   $39.30

2/19/98                    45,000                   $39.06

2/20/98                    36,000                   $39.31

3/2/98                     36,800                   $39.50

3/5/98                     18,700                   $38.91

3/6/98                      4,700                   $39.06

3/9/98                      2,400                   $38.94

3/10/98                    10,000                   $39.06